February 19, 2025

Gregory Delory
Chief Executive Officer
Helio Corp /FL/
2448 Sixth Street
Berkeley, CA 94710

       Re: Helio Corp /FL/
           Amendment No. 2 to Registration Statement on Form S-1
           Filed on February 13, 2025
           File No. 333-284062
Dear Gregory Delory:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 11, 2025 letter.

Registration Statement on Form S-1
General

1. We note your response to comment 1 and reissue in part. Please revise to disclose
       Article 8.2 of your Amended and Restated Bylaws.
       Please contact Kevin Stertzel at 202-551-3723 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any other questions.



                                                            Sincerely,
 February 19, 2025
Page 2

                    Division of Corporation Finance
                    Office of Manufacturing